Exhibit 99.1

Global-E Reports Second Quarter 2021 Results

PETAH-TIKVA, Israel, August 16, 2021 - Global-e Online Ltd. (Nasdaq: GLBE) the company that makes global e-commerce border agnostic, today reported financial results for the second quarter of 2021 as well as outlook for the third quarter and full year 2021

“The record results we are publishing today for the second quarter of 2021, together with the updated guidance for the third quarter and full year, illustrate the continued momentum of our business, as evident from both Gross Merchandise Value (GMV) and revenues growing more than 90% year over year, improved profitability and several key clients we launched with this quarter”, said Amir Schlachet, Founder and CEO of Global-e. “In parallel, we remain focused on executing across all our strategic vectors, from geographical expansion, to adding additional features and innovative capabilities, to expanding the network of strategic partners in our ecosystem.”

Q2 2021 Financial Results

•	GMV in the second quarter of 2021 was $326 million, an increase of 95% year over year
•	Revenue in the second quarter of 2021 was $57.3 million, an increase of 92% year over year, of which Service fees was $21.1 million and Fulfillment services revenue was $36.2 million
•	Gross margin in the second quarter of 2021 was 36.0%, an increase of 360 basis points from 32.4% in the second quarter of 2020
•	Adjusted EBITDA[1] in the second quarter of 2021 improved to $7.6 million compared to $3.1 million in the second quarter of 2020
•	Net loss was ($22.2) million, compared to a net loss of ($0.4) million in the year-ago period. Net profit excluding the Shopify warrants related amortization expense of $25.5 million was $3.3 million

Q2 2021 Business Highlights

•	Outperformance across the business lines
o	Service fees revenue grew by 104% and its share constituted 37% of revenues; Fulfillment fees grew by 86%
•	Continued accelerated growth of US-outbound
o	Continuing the strong penetration to the US market, US outbound revenues were up 131% year over year
•	Continued to launch new merchants across our main geographies, including both new merchants and continued ‘land and expand’ efforts. Notable examples include:
o	During Q2 we launched Tag Heuer, Sephora and Rimowa which are all part of the LVMH group, adding to our portfolio of LVMH brands
o	In the months following the launch, Tag Heuer added many more destination markets to our platform
•

The lingerie brand La Perla, which went live with us during the first quarter of 2021, added many more destination markets during the second quarter and also went live with La Perla Beauty, its sister brand

•	Continued progress on our expansion plans to new geographies, with emphasis on Asia Pacific.
o	Launched our first APAC-based merchant, Theory Hong Kong which is part of the Fast Retailing group
o	Opened a new office in Tokyo

•

We continue to build capabilities and broaden our range of value added services, with emphasis on capabilities that further enhance our level of support for larger merchants and new verticals, such as consumer electronics, which often require an elaborate multi-local approach in order to optimize conversion rates in key markets

•	On track with the rollout of our newly established exclusive strategic partnership with Shopify
o	Continue signing up and going live with Shopify-based merchants on an on-going basis
o	Working together with Shopify on a new and deeper integration of Global-e’s offering into the Shopify platform and checkout, which is expected to be finalized later this year

Q3 and Full Year Outlook

Global-e is introducing third quarter guidance and raising previously issued guidance for the fiscal year as follows:

	Q3 2021	Prior FY 21	Updated FY 2021
(in millions)
GMV	$328 - $338	$1,210 - $1,255	$1,350 - $1,370
Revenue	$54.3 – $56.3	$209.0 – $213.5	$227.0 – $231.0
Adjusted EBITDA (1)	$2.8 – $3.8	$16.2 - $18.2	$22.0 - $24.0

Given the uncertainty of the ongoing impact and unprecedented conditions surrounding COVID-19 pandemic on business globally, we will provide investors with updated business trends as they evolve.

1 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure.  The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share based compensation expenses.

Conference Call Information:

Global-e will host a conference call at 4:30 p.m. ET on Monday, August 16, 2021.

The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:                        877-705-6003

International Toll:                                                  +1-201-493-6725

Conference ID:                                                       13722014

A live webcast will also be available in the Investor Relations section of Global-E’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

Non-GAAP Financial Measures

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures that are not prepared in accordance with GAAP, including Adjusted EBITDA. Global-e defines Adjusted EBITDA as operating profit (loss) adjusted for depreciation and amortization, and stock-based compensation expense. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Global-e uses Adjusted EBITDA in conjunction with GAAP measures as part of Global-e’s overall assessment of its performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, to evaluate the effectiveness of Global-e’s business strategies, and to communicate with Global-e’s board of directors concerning its financial performance. Adjusted EBITDA is a measure used by our management to understand and evaluate our operating performance and trends. Adjusted EBITDA is a key performance measure that Global-e’s management uses to assess its operating performance and the operating leverage in Global-e’s business.

Global-e’s definition of Adjusted EBITDA may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish this metric or similar metrics. Furthermore, this metric has certain limitations in that it does not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Adjusted EBITDA should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding Global-e’s operations, strategy and Global-e’s projected revenue and other future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to retain merchants or the GMV generated by such merchants; the ability to attract new merchants; our expectations regarding our revenue, expenses and operations; anticipated trends and challenges in our business and the markets in which we operate; our ability to compete in our industry; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platform to meet those needs; our ability to manage our growth and manage expansion into additional markets; our ability to establish and protect intellectual property rights; our ability to hire and retain key personnel; our expectations regarding the use of proceeds from our initial public offering; our ability to adapt to emerging or evolving regulatory developments, technological changes, and cybersecurity needs; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; and the other risks and uncertainties described in Global-e’s prospectus filed with the Securities and Exchange Commission (the "SEC") on May 13, 2021 and other documents filed with or furnished by Global-e from time to time with the SEC.  The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors.  These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release.  Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Global-E Online Ltd.

Global-e’s mission is to make global e-commerce “border-agnostic.”
Global-e is the world's leading platform to enable and accelerate global, direct-to-consumer cross-border e-commerce. The chosen partner of more than 500 global brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. Founded in 2013 by Amir Schlachet, Shahar Tamari and Nir Debbi, the company enables e-commerce retailers to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell from, and to, anywhere in the world.

Investor Contact:

Erica Mannion or Mike Funari

Sapphire Investor Relations, LLC

IR@global-e.com

+1 617-542-6180

Press Contact:
Headline Media
Garrett Krivicich
Globale@headline.media

+1 786-233-7684

Global-E Online Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	Period Ended
	December 31,	June 30,
	2020	2021
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$68,637	$391,008
Short-term deposits	6,457	78,370
Accounts receivable, net	3,594	4,167
Prepaid expenses and other current assets	23,047	28,651
Marketable securities	16,871	18,550
Funds receivable, including cash in banks	34,492	30,992
Total current assets	153,098	551,738
Property and equipment, net	717	849
Operating lease right-of-use assets	4,160	3,570
Long term deposits	2,223	2,272
Deferred contract acquisition costs, noncurrent	729	1,001
Other assets, noncurrent	368	191
Commercial agreement asset	-	184,234
Total long-term assets	8,197	192,117
Total assets	$161,295	$743,855
Liabilities, Convertible Preferred Shares and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$19,057	$19,051
Accrued expenses and other current liabilities	29,432	25,026
Funds payable to Customers	34,492	30,992
Short term operating lease liabilities	915	909
Total current liabilities	83,896	75,978
Long-term liabilities:
Deferred tax liabilities, net	105	124
Warrants liabilities to preferred shares	5,738	-
Long term operating lease liabilities	3,513	2,891
Total liabilities	$93,252	$78,993
Commitments and contingencies
Convertible preferred shares	112,553	-
Shareholders’ deficit:
Share capital and additional paid-in capital	8,087	741,594
Accumulated comprehensive income	111	(51)
Accumulated deficit	(52,708)	(76,681)
Total shareholders’ (deficit) equity	(44,510)	664,862
Total liabilities, convertible preferred shares and shareholders’ (deficit) equity	$161,295	$743,855

Global-E Online Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)
Revenue	$29,787	$57,287	$49,476	$103,438
Cost of revenue	20,122	36,687	34,029	67,471
Gross profit	9,665	20,600	15,447	35,967

Operating expenses:
Research and development	3,606	5,739	6,821	11,182
Sales and marketing	1,924	30,017	3,776	33,117
General and administrative	2,683	4,337	3,960	7,051
Total operating expenses	8,214	40,093	14,557	51,350
Operating profit (loss)	1,451	(19,493)	890	(15,383)
Financial expenses, net	1,847	2,420	2,549	8,129
Loss before income taxes	(396)	(21,913)	(1,659)	(23,512)
Income taxes	5	311	9	461
Net loss attributable to ordinary shareholders	$(401)	$(22,224)	$(1,668)	$(23,973)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.02)	$(0.25)	$(0.08)	$(0.44)
Basic and diluted weighted average ordinary shares	21,208,147	87,308,647	20,686,427	54,750,595

Global-E Online Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)
Operating activities
Net profit (loss)	$(401)	$(22,224)	$(1,668)	$(23,973)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization	57	69	109	131
Share-based compensation expense	1,600	1,551	1,686	2,618
Accounts receivable	(578)	(1,530)	(227)	(573)
Prepaid expenses and other assets	(3,114)	(7,561)	(3,201)	(5,432)
Funds receivable	(3,732)	(7,452)	(2,359)	(9,520)
Long-term receivables	-	957	-	-
Funds payable to customers	5,101	6,122	(2,841)	(3,500)
Operating lease ROU assets	251	208	(3,200)	590
Deferred contract acquisition costs	(107)	(184)	(181)	(374)
Accounts payable	3,902	2,857	351	(6)
Accrued expenses and other liabilities	5,252	7,163	3,088	(4,406)
Deferred tax liabilities	-	8	-	19
Operating lease liabilities	(207)	(163)	3,020	(628)
Warrants liabilities to preferred shares	2,252	1,625	2,261	5,872
Commercial agreement asset	-	25,486	-	25,486
Net cash used in operating activities	10,276	6,932	(3,162)	(13,696)
Investing activities
Investment in long-term marketable securities	-	(508)	-	(2,154)
Proceeds from marketable securities	-	257	-	257
Purchases of short-term investments	(2)	(64,360)	(52)	(71,913)
Purchases of long-term investments	9	(31)	(198)	(49)
Purchases of property and equipment	(53)	(149)	(209)	(263)
Net cash used in investing activities	(46)	(64,791)	(459)	(74,122)
Financing activities
Proceeds from issuance of convertible preferred shares, net of issuance costs	58,821	-	58,821	-
Proceeds from issuance of Ordinary shares in IPO, net of issuance costs	-	396,983	-	396,983
Proceeds from exercise of share options	282	20	440	173
Net cash provided by financing activities	59,103	397,003	59,261	397,156

Net decrease in cash, cash equivalents, and restricted cash	69,333	339,144	55,640	309,338
Cash and cash equivalents and restricted cash—beginning of period	6,676	55,227	20,369	85,033
Cash and cash equivalents and restricted cash—end of period	$76,009	$394,371	$76,009	$394,371

Global-E Online Ltd.

SELECTED OTHER DATA

(In thousands)

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2020		2021		2020		2021
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value	167,008		326,231		281,447		592,786
Adjusted EBITDA (a)	3,108		7,613		2,685		12,852

Revenue by Category
Service fees	10,345	35%	21,106	37%	17,299	35%	38,202	37%
Fulfillment services	19,442	65%	36,181	63%	32,177	65%	65,236	63%
Total revenue	$29,787	100%	$57,287	100%	$49,476	100%	$103,438	100%

Revenue by merchant outbound region
United Kingdom	18,393	62%	27,706	48%	31,260	63%	49,250	48%
United States	7,218	24%	16,638	29%	10,919	22%	29,845	29%
European Union	3,913	13%	12,433	22%	6,899	14%	23,581	23%
Israel	263	1%	243	0%	398	1%	494	0%
Other	-	-	267	0%	-	-	268	0%
Total revenue	$29,787	100%	$57,287	100%	$49,476	100%	$103,438	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.

RECONCILIATION TO ADJUSTED EBITDA

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)
Operating profit (loss)	1,451	(19,493)	890	(15,383)
(1) Stock-based compensation:
Cost of revenue	3	19	4	39
Research and development	171	222	205	444
Selling and marketing	98	223	117	444
General and administrative	1,328	1,087	1,360	1,691
Total stock-based compensation	1,600	1,551	1,686	2,618

(2) Depreciation and amortization	57	69	109	131

(3) Commercial agreement asset amortization	-	25,486	-	25,486
Adjusted EBITDA	3,108	7,613	2,685	12,852